INDOSAT EGMS APPROVES CHANGES

TO THE COMPOSITION OF BOARD OF COMMISSIONERS

AND BOARD OF DIRECTORS

Jakarta, 17 September 2012, PT Indosat Tbk (“Indosat” or the “Company”) today held its Extraordinary General Meeting of Shareholders (“EGMS” or the “Meeting”) at the Company’s headquarters. The Meeting was chaired by H.E Sheikh Abdullah Mohammed S.A. Al-Thani, President Commissioner of Indosat and attended by shareholders and their proxies.

The Meeting approves the management changes at Indosat, Mr. Harry Sasongko Tirtotjondro is to be replaced as President Director and CEO by Mr. Alexander Rusli effective on 1 November 2012.

Mr. Rusli has served as an Independent Commissioner on Indosat’s Board of Commissioners (“BOC”) since January 2010 and currently serves as member of the Remuneration Committee and Audit Committee. Mr. Rusli is also a Commissioner of PT Tugu Pratama Indonesia. Most recently a Managing Director at Northstar Pacific, a Private Equity fund which focuses on Indonesian opportunities. He was formerly an Independent Commissioner of PT Krakatau Steel Tbk and Expert Advisor to the Minister for State-Owned Enterprises, with oversight of 140 State-Owned Enterprises and more than 500 subsidiaries. Mr. Rusli was also Expert Advisor to the Minister of Communications and Information Technology, where he was involved in the formulation of policy and regulation in the Telecommunications, Media and Postal industries.

Mr. Harry Sasongko Tirtotjondro has served as President Director and CEO of Indosat since August 2009. In this time, he has successfully navigated the Company through intense market competition and has been instrumental in driving through a number of key initiatives, which have transformed the structure of the company and positioned it strongly for sustainable commercial growth. As a result of his leadership, the Company has effectively improved its financial profile and successfully monetised non-core assets. Mr. Sasongko will remain as President Director and CEO until 1 November 2012.

In addition to this management change, Mr. Rudiantara will be appointed as Independent Commissioner, effective on 1 November 2012. . Mr. Rudiantara has various experiences in telecommunication, infrastructure, cement and mining industry, holding director and commissioner positions. Furthermore, Mr. Richard Farnsworth Seney’s status has now changed from Commissioner to Independent Commissioner, which is effective on 18 September 2012.

The Company’s formal announcement of the resolution of the EGMS will be announced in newspaper on 19 September 2012.

For further information please contact:

Investor Relations

Corporate Secretary

Tel:

62-21-30442615

Tel:

62-21-30442614

Fax :

62-21-30003757

Fax:

62-21-30003754

Email :

investor@indosat.com

Website :

www.indosat.com

About Indosat

Indosat is the leading telecommunication and information operator in Indonesia which provides cellular, fixed line, data communication and internet. In end 2011, it has more than 50 million cellular subscribers through its brands, Indosat Mobile, IM3, Mentari and Indosat Internet. Indosat operates IDD services with access code 001, 008 and Flatcall 01016. And it also offers corporate solution services supported by integrated telecommunication networks throughout Indonesia. Indosat is the subsidiary of the Qtel Group. Indosat shares are listed in Indonesia Stock Exchange (IDX:ISAT) and in the form of American Depositary Shares in New York Stock Exchange (NYSE:IIT).

Disclaimer

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.

Ends